Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in this Registration Statement of Engage BDR on 20F of our report dated December 31, 2020, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the financial statements of Engage BDR as of December 31, 2020, 2019, and 2018 and for the years ended December 31, 2020, 2019 and 2018 appearing in the Annual Report of Engage BDR for the year ended December 31, 2020. These financial statements also comply with International Financial Reporting Standards issued by the International Account Standards Board ('IASB'). We also consent to the reference to our firm under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

William Buck
Melbourne, Australia
May 11, 2021